UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,952,064
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,952,064
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,952,064
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based upon 25,335,343 shares of the common stock, without par value of Agilysys (the “Shares”) as follows: (i) 23,599,886 Shares outstanding as of May 8, 2020, as set forth in that certain Investment Agreement dated as of May 11,2020 (the “Investment Agreement”) between Agilysys, Inc., an Ohio corporation (the “Issuer”) and MAK Capital One L.L.C. , a Delaware limited liability company (the “MAK Capital”) and (ii) 1,735,457 Shares into which the 1,735,457 shares of Series A Preferred Stock purchased by MAK Capital’s affiliates pursuant to the Investment Agreement is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
181,927
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
181,927
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%†
14.	TYPE OF REPORTING PERSON OO

† This calculation is based upon 25,335,343 Shares as follows: (i) 23,599,886 Shares outstanding as of May 8, 2020, as set forth in the Investment Agreement and (ii) 1,735,457 Shares into which the 1,735,457 shares of Series A Preferred Stock purchased by MAK Capital’s affiliates pursuant to the Investment Agreement is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,133,991
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,133,991
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,133,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3%‡
14.	TYPE OF REPORTING PERSON IN

‡ This calculation is based upon 25,335,343 Shares as follows: (i) 23,599,886 Shares outstanding as of May 8, 2020, as set forth in the Investment Agreement and (ii) 1,735,457 Shares into which the 1,735,457 shares of Series A Preferred Stock purchased by MAK Capital’s affiliates pursuant to the Investment Agreement is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,498,408
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,498,408
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%§
14.	TYPE OF REPORTING PERSON PN

§ This calculation is based upon 25,335,343 Shares as follows: (i) 23,599,886 Shares outstanding as of May 8, 2020, as set forth in the Investment Agreement and (ii) 1,735,457 Shares into which the 1,735,457 shares of Series A Preferred Stock purchased by MAK Capital’s affiliates pursuant to the Investment Agreement is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Distressed Debt Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
297,507
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
297,507
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,507
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%**
14.	TYPE OF REPORTING PERSON PN

** This calculation is based upon 25,335,343 Shares as follows: (i) 23,599,886 Shares outstanding as of May 8, 2020, as set forth in the Investment Agreement and (ii) 1,735,457 Shares into which the 1,735,457 shares of Series A Preferred Stock purchased by MAK Capital’s affiliates pursuant to the Investment Agreement is now convertible.

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This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., an Ohio corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of May 22, 2020 and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended including most recently amended by Amendment No. 17 thereto filed on February 14, 2019 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK GP, LLC, a Delaware limited liability company (“MAK GP”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership (“MAK CDD Fund”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK GP, MAK Fund and MAK CDD Fund, the “Reporting Persons”).

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby supplemented to add MAK CDD Fund as a Reporting Person. MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership, whose principal business office address is 590 Madison Avenue, Suite 2401, New York, NY 10022, is a private investment fund. During the past five years, MAK CDD Fund has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and amount of funds or other consideration

On May 22, 2020, MAK Fund and MAK CDD Fund purchased 1,437,950 and 297,507, respectively, of the Issuer’s Series A Serial Preferred Shares, without par value (the “Convertible Preferred Stock”), for an aggregate purchase price of $35,000,003, pursuant to that certain Investment Agreement dated as of May 11, 2020 (the “Investment Agreement”) between the Issuer and MAK Capital. Each share of Convertible Preferred Stock is convertible into a share of Common Stock. The source of funds for this purchase was the available working capital of MAK Fund and MAK CDD Fund, including capital contributions from investors in MAK CDD Fund.

References to and the description of the Investment Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is listed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

MAK Capital, MAK Fund and Mr. Kaufman have been substantial stockholders of the Issuer since 2007 and Mr. Kaufman, currently the Issuer’s Chairman of the Board, has served as a director of the Issuer since 2014.

Except as set forth in Investment Agreement under the heading - Restriction on Transfer, Standstill and Voting Agreement in Item 6 hereto, the Reporting Persons, subject to applicable law, reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) and (b) is amended as follows:

The ownership percentages are calculated based on 25,335,343 shares of Common Stock, as follows: (i) 23,599,886 shares of Common Stock outstanding as of May 8, 2020, as set forth in the Investment Agreement plus (ii) 1,735,457 shares of Common Stock into which the 1,735,457 shares of Convertible Preferred Stock purchased by MAK Fund and MAK CDD Fund pursuant to the Investment Agreement is now convertible.

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(a)           MAK Capital holds 3,952,064 shares of Common Stock, representing 15.6% of the outstanding Shares. Mr. Kaufman holds 4,133,991 shares of Common Stock, representing 16.3% of the outstanding Shares. MAK Fund holds 3,498,408 shares of Common Stock (“Shares”) (representing 13.8% of the outstanding Shares). MAK CDD Fund holds 297,507 Shares (representing 1.2% of the outstanding Shares). MAK GP LLC holds 181,927 shares of Common Stock, representing 0.7% of the outstanding Shares. Each of MAK Fund and MAK CDD Fund shares voting power and investment power with MAK Capital and Mr. Kaufman. MAK GP shares voting power and investment power with MAK Capital and Mr. Kaufman.

(b)           On May 22, 2020, MAK Fund and MAK CDD Fund purchased 1,437,950 and 297,507, respectively, of the Convertible Preferred Stock, pursuant to the Investment Agreement.

The information contained in rows 8, 9, 10 and 11 on each of the cover pages is incorporated by reference in its entirety.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Securities of the Issuer.

Designation of Preferred Stock

The Certificate of Amendment to Amended Articles of Incorporation of the Issuer (the “Certificate of Amendment”) provides that the Convertible Preferred Stock will rank senior to the Issuer’s Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. Upon a liquidation, dissolution or winding up of the Issuer, each share of Convertible Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the Reporting Persons, plus all accrued and unpaid dividends (the “Liquidation Preference”) and (ii) the amount that the holder of the Convertible Preferred Stock (“Holder”) would have been entitled to receive at such time if the Convertible Preferred Stock were converted into Common Stock.

The Holders will be entitled to dividends on the Liquidation Preference at the rate of 5.25% per annum, payable either (i) 50% in cash and 50% in kind as an increase in the then-current Liquidation Preference or (ii) 100% in cash, at the option of the Issuer. The Holders are not entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis; however, certain adjustments to the Convertible Preferred Stock may be made in the event of such dividends as described further below.

On and after May 22, 2025, the fifth anniversary of the date the Convertible Preferred Stock is initially issued, the Issuer will have the right, and the Holders will have the right to require the Issuer, in each case, at the initiating party’s election, to redeem all of the then-outstanding Convertible Preferred Stock for an amount equal to the Liquidation Preference.

Each Holder will have the right, at its option, to convert its Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $20.1676 per share (as may be adjusted from time to time, as described further below).

The Certificate of Amendment provides for customary anti-dilution adjustments to the conversion price, the Liquidation Preference and/or the number of outstanding shares of Convertible Preferred Stock for (i) any stock split, stock dividend or similar events, (ii) dividends or distributions made to equity holders of the Issuer to the extent such dividends or distributions are not made to the Holders, including any dividends on Common Stock, (iii) in respect of certain dilutive offerings of Common Stock or equity-linked securities occurring during the first eighteen months following the date the Convertible Preferred Stock is initially issued and (iv) repurchases or redemptions of Common Stock at a price greater than fair market value. Certain of the anti-dilution adjustments are limited by a minimum price floor of $18.09 based on the average closing price for the Common Stock for the five trading days immediately preceding the date of the Investment Agreement as detailed in the Certificate of Amendment.

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Pursuant to the terms of the Certificate of Amendment, unless and until approval of the Issuer’s stockholders is obtained as contemplated by Nasdaq listing rules (the “Stockholder Approval”), no Holder may convert shares of Convertible Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and solely to the extent that such conversion would result in the Holder beneficially owning in excess of 19.9% of then-outstanding Common Stock or aggregate voting power of the Issuer (such limitation, the “Ownership Limitation”) and any portion in excess of such limitation will remain outstanding as Convertible Preferred Stock. Under certain circumstances, the anti-dilution adjustment may result in the issuance of additional shares of Convertible Common Stock, but such issuance will not be made if and solely to the extent such issuance would result in the Holder beneficially owning in excess of 19.9% of the aggregate voting power of the Issuer. The Issuer will have the right to settle, in whole or in part, any conversion at the request of a Holder in cash.

Subject to certain conditions, the Issuer may, at its option, require conversion of all of the outstanding shares of Convertible Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies the Holders of the election to convert, the daily volume-weighted average price of the Common Stock is at least 150% of the conversion price.

The Holders will be entitled to one vote for each share of Convertible Preferred Stock upon all matters presented to the stockholders of the Issuer, and except as otherwise provided by the Amended Articles of Incorporation of the Issuer (the “Articles of Incorporation”) or required by law, the Holders and holders of Common Stock will vote together as one class on all matters. Additionally, certain matters will require the approval of two-thirds of the outstanding Convertible Preferred Stock, voting as a separate class, including (i) amendments, alterations, repeal or changes to the rights, preferences or privileges of the Convertible Preferred Stock, (ii) the authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior or parity equity securities or any security convertible into shares of senior or parity equity securities, (iii) amendments, modifications or repeal of any provision of the Articles of Incorporation or the Amended Code of Regulations of the Issuer that would adversely affect the rights, preferences or voting powers of the Convertible Preferred Stock and (iv) certain business combinations and binding or statutory share exchanges or reclassification involving the Convertible Preferred Stock unless such events do not adversely affect the rights, preferences or voting powers of the Convertible Preferred Stock.

If the Issuer undergoes a Change of Control (as defined in the Certificate of Amendment), the Issuer has the right, and each Holder has the right, in each case, at the initiating party’s election, to require the Issuer to repurchase all or a portion of its then-outstanding shares of Convertible Preferred Stock for cash consideration equal to (i) 150% of the then-current Liquidation Preference for a Change of Control occurring prior to the third anniversary of the date the Convertible Preferred Stock is initially issued, (ii) 125% of the then-current Liquidation Preference for a Change of Control occurring on or following the third anniversary and prior to the fifth anniversary of the date the Convertible Preferred Stock is initially issued and (iii) 100% of the then-current Liquidation Preference for a Change of Control occurring on or following the fifth anniversary of the date the Convertible Preferred Stock is initially issued.

References to and the description of the Certificate of Amendment set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Amendment, which is Exhibit 3 hereto and incorporated by reference herein.

Investment Agreement

Restrictions on Transfer

Until May 22, 2021, the first anniversary of the date the Convertible Preferred Stock is initially issued, the Reporting Persons may not transfer any of the 1,735,457 shares of Convertible Preferred Stock (the “Purchased Convertible Preferred Shares”) to any person without the prior written consent of the Issuer, except the Reporting Persons may transfer Purchased Convertible Preferred Shares (i) to its controlled affiliates, (ii) pursuant to a tender or exchange offer, merger, consolidation or recapitalization involving the Issuer, and (iii) following commencement by the Issuer of a voluntary case under Title 11 of the United States Bankruptcy Code.

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Standstill

The Reporting Persons and its affiliates will be subject to certain customary standstill provisions that will restrict them from, among other actions, acquiring additional securities of the Issuer if such acquisition would result in the Reporting Persons beneficially owning in excess of 25% of the outstanding shares of Common Stock (including all shares of Common Stock issuable upon conversion of the Convertible Preferred Stock without regard to the Ownership Limitation), until the later of May 22, 2023, the third anniversary of the date the Convertible Preferred Stock is initially issued, and such time as the Reporting Persons hold of record and beneficially owns Common Stock and Convertible Preferred Stock (including all shares of Common Stock issuable upon conversion of the Convertible Preferred Stock without regard to the Ownership Limitation) that constitute less than 10% of the outstanding Common Stock.

Voting Agreement

Under the Investment Agreement, until May 22, 2023, the third anniversary of the date the Convertible Preferred Stock is initially issued, the Reporting Persons have agreed to take such action as may be required so that all of the Purchased Convertible Preferred Shares and the shares of Common Stock owned by the Reporting Persons (including the shares of Common Stock issued upon conversion of the Purchased Convertible Preferred Shares) are: (i) voted at any stockholder meeting (a) in favor of each director nominated or recommended by the Board of Directors for election at any such meeting, and against the removal of any director who has been elected following nomination or recommendation by the Board of Directors, (b) against any stockholder nomination for a director that is not approved and recommended by the Board of Directors for election at any such meeting, (c) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board of Directors or the Compensation Committee of the Board of Directors (or any successor committee, however denominated), (d) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm and (e) in favor of any merger, consolidation, sale or disposition of substantially all of the assets of the Issuer or other business combination transaction involving the Issuer that (1) is approved and recommended by the Board of Directors, (2) provides for consideration in respect of the Convertible Preferred Stock in the form of cash or equity securities freely tradeable by a non-affiliate of the Issuer and registered and listed for trading on a national securities exchange or quoted on an established automated over-the-counter trading market in the United States, (3) would not expressly require the approval of the Holders under the Certificate of Amendment, and (4) would not cause the Holders to be unable to exercise their rights, preferences or voting powers as set forth in the Certificate of Amendment; and (ii) tendered pursuant to any tender offer that (a) is approved and recommended by the Board of Directors, (b) provides for consideration in respect of the Convertible Preferred Stock in the form of cash or equity securities freely tradeable by a non-affiliate of the Issuer and registered and listed for trading on a national securities exchange or quoted on an established automated over-the-counter trading market in the United States, and (c) would not cause the Holders to be unable to exercise their rights, preferences or voting powers as set forth in the Certificate of Amendment.

References to and the description of the Investment Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is Exhibit 2 hereto and incorporated by reference herein.

Registration Rights Agreement

As part of the transactions contemplated by the Investment Agreement, the Issuer and MAK Fund and MAK CDD Fund also entered into a Registration Rights Agreement dated as of May 22, 2020 (the "Registration Rights Agreement"), pursuant to which, among other things, the Issuer has granted the Holders certain registration rights. Under the Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to cause the registration of the Common Stock issued upon conversion of the Purchased Convertible Preferred Shares. In particular, the Issuer is required to use its reasonable best efforts to file with the SEC within three months of the date of the Registration Rights Agreement to file with the SEC a registration statement on Form S-3 covering the sale or distribution from time to time by the Holders, on a delayed or continuous basis ("Resale Shelf Registration Statement") of all of the shares of Common Stock actually issued upon the conversion of the Purchase Convertible Preferred Shares ("Registrable Securities"). The Issuer is required to use its reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective by the SEC as promptly as possible but in no event later than November 22, 2020, the sixth month anniversary of the date of the Registration Rights Agreement. The Issuer is required to use its reasonable best efforts to cause the Resale Shelf Registration Statement to be continuously effective until the Registrable Securities have been disposed of or as otherwise provided in the Registration Rights Agreement. The Holders of a majority of the Registrable Securities may request on up to two occasions after the Resale Shelf Registration Statement is effective the sale of a portion of the Registrable Securities reasonably expected to be not less than $15,000,000 through an underwritten offering.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is Exhibit 4 hereto and incorporated by reference herein.

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References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is Exhibit 4 hereto and incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 – Joint Filing Agreement dated as of May 26, 2020

Exhibit 2 – Investment Agreement dated as of May 11, 2020 between Agilysys, Inc. and MAK Capital One L.L.C. (Incorporated by reference to the Issuer’s Form 8-K filed with the SEC on May 13, 2020)

Exhibit 3 – Certificate of Amendment to Amended Articles of Incorporation of Agilysys, Inc. (Incorporated by reference to the Issuer’s Form 8-K filed with the SEC on May 26, 2020)

Exhibit 4 – Registration Rights Agreement dated as of May 22, 2020 between Agilysys, Inc. and MAK Capital Fund LP and MAK Capital Distressed Debt Fund I, LP (Incorporated by reference to the Issuer’s Form 8-K filed with the SEC on May 26, 2020)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: May 26, 2020

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL DISTRESSED DEBT FUND I, LP

By: MAK DDF-1 GP, LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK GP LLC

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN
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